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                                                          Exhibit 12 (a)(5)(iii)

                                        Robert D. Britt, Chief Financial Officer
                                        Sandra Robinson, IR Coordinator
                                        Tel 802.244.5621

          GREEN MOUNTAIN COFFEE, INC. ANNOUNCES FINAL RESULTS OF DUTCH
                           AUCTION SELF-TENDER OFFER

 WATERBURY, VERMONT----MAY 15, 2000--GREEN MOUNTAIN COFFEE, INC. (NASDAQ: GMCR) announced the final results of its Dutch Auction self-tender offer which expired today at 5:00 P.M., New York City time. On April 17, 2000, the Company had commenced its offer to purchase up to 300,000 shares of the Company's Common Stock at a price range of $14.50 to $16 per share.

     Based on a final count by the Depositary, Continental Stock Transfer & Trust Company, 278,658 shares were tendered. Green Mountain Coffee accepted for purchase all 278,658 shares at a purchase price of $16 per share. The shares purchased represented 8.3% of outstanding shares of Common Stock as of the commencement of the offer. After the purchase of the shares, the Company will have approximately 3,079,000 shares of Common Stock outstanding.

     Robert P. Stiller, Chairman, President and Chief Executive Officer of the Company, said, "We are pleased that the Company was able to purchase these shares in the tender offer, and appreciate the participation of the tendering stockholders. As I said when we initially announced our plans in early April, we believed the stock was undervalued and this repurchase was consistent with our long-term objective of increasing stockholder value. The Company intends to continue its open market repurchase program following the10 business day waiting period required by the Securities and Exchange Commission."

     Green Mountain Coffee, Inc. is a leader in the specialty coffee industry. The Company roasts high-quality arabica coffees and offers over 60 varieties including single-origin, estate, certified organic, proprietary blends, and flavored coffees that it sells under the Green Mountain Coffee Roasters-REGISTERED TRADEMARK- brand. The majority of Green Mountain Coffee's revenue is derived from its wholesale operation which services restaurant, supermarket, specialty food store, convenience store, food service, in-room hotel hospitality, university, airline, train, and office coffee service customers. Green Mountain Coffee also operates a direct mail operation and e-commerce website (http:\\www.GreenMountainCoffee.com) with secure on-line ordering for customers from its Waterbury, Vermont headquarters.

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